UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of March, 2009

Commission File Number: 333-13302

ETABLISSEMENTS DELHAIZE FRÈRES

ET CIE “LE LION” (GROUPE DELHAIZE)

(Exact name of registrant as specified in its charter)*

DELHAIZE BROTHERS AND CO.

“THE LION” (DELHAIZE GROUP)

(Translation of registrant’s name into English)*

SQUARE MARIE CURIE 40

1070 BRUSSELS, BELGIUM

(Address of principal executive offices)

*	The registrant’s charter (articles of association) specifies the registrant’s name in French, Dutch and English.

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X                Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                          No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

REGULATED INFORMATION

March 18, 2009; 6:00 p.m. CET

DELHAIZE GROUP’S MEGA IMAGE

ACQUIRES 4 SUPERMARKETS IN ROMANIA

BRUSSELS, Belgium, March 18, 2009—Delhaize Group (Euronext Brussels: DELB—NYSE: DEG), the Belgian international food retailer, announced today that it has entered into an agreement to acquire four stores operated under the banner Prodas Holding Supermarket in Bucharest, through its fully-owned subsidiary Mega Image.

Xavier Piesvaux, General Manager of Mega Image, commented: “This transaction fits perfectly into Mega Image’s strategy of growing via well-located stores in urban areas. The four Prodas Holding Supermarket stores will strengthen our store network. We also expect sales opportunities and buying synergies from this acquisition.”

For 2008, it is estimated that the revenues of the four acquired stores amounted to more than EUR 12 million. The four stores, which have a size of 400 to 750 square meters, will be converted to Mega Image supermarkets.

The acquisition of the four Prodas Holding Supermarket stores is subject to the customary conditions, including the approval by the Romanian antitrust authorities. The transaction is expected to close in the third quarter of 2009.

At the end of 2008, Mega Image’s network consisted of 40 stores, 37 in Bucharest, 2 in Constanta and 1 in Ploiesti. The number of employees at the end of 2008 was approximately 2 000 people. Delhaize Group acquired a 51% stake in Mega Image in 2000. In 2004, Mega Image became fully-owned by Delhaize Group.

Delhaize Group

Delhaize Group is a Belgian food retailer with operations in seven countries on three continents. At the end of 2008, Delhaize Group’s sales network consisted of 2 673 stores. In 2008, Delhaize Group posted EUR 19.0 billion in revenues and EUR 467.1 million in net profit (Group share). At the end of 2008, Delhaize Group employed approximately 141 000 people. Delhaize Group’s stock is listed on Euronext Brussels (DELB) and the New York Stock Exchange (DEG).

This press release is available in English, French and Dutch. You can also find it on the web site http://www.delhaizegroup.com. Questions can be sent to investor@delhaizegroup.com.

CONTACTS:
Guy Elewaut:	+32 2 412 29 48
Geert Verellen:	+32 2 412 83 62
Aurélie Bultynck:	+32 2 412 83 61
Amy Shue (U.S. investors):	+ 1 704 633 82 50 (ext. 2529)
Barbera Hoppenbrouwers (media):	+32 2 412 86 69

CAUTIONARY NOTE CONCERNING FORWARD-LOOKING STATEMENTS

Statements that are included or incorporated by reference in this press release and other written and oral statements made from time to time by Delhaize Group and its representatives, other than statements of historical fact, which address activities, events and developments that Delhaize Group expects or anticipates will or may occur in the future, including, without limitation, statements about strategic acquisitions, future strategies and the anticipated benefits of these strategies, are “forward-looking statements” within the meaning of the U.S. federal securities laws that are subject to risks and uncertainties. These forward-looking statements generally can be identified as statements that include phrases such as “guidance”, “outlook”, “projected”, “believe”, “target”, “predict”, “estimate”, “forecast”, “strategy”, “may”, “goal”, “expect”, “anticipate”, “intend”, “plan”, “foresee”, “likely”, “will”, “should” or other similar words or phrases. Although such statements are based on current information, actual outcomes and results may differ materially from those projected depending upon a variety of factors, including, but not limited to, regulatory review of transactions, changes in the general economy or the markets of Delhaize Group, in consumer spending, in inflation or currency exchange rates or in legislation or regulation; competitive factors; adverse determination with respect to claims; inability to timely develop, remodel, integrate or convert stores; and supply or quality control problems with vendors. Additional risks and uncertainties that could cause actual results to differ materially from those stated or implied by such forward-looking statements are described in Delhaize Group’s Annual Report on Form 20-F for the year ended December 31, 2007 and other periodic filings made by Delhaize Group with the U.S. Securities and Exchange Commission, which risk factors are incorporated herein by reference. Delhaize Group disclaims any obligation to update developments of these risk factors or to announce publicly any revision to any of the forward-looking statements contained in this release, or to make corrections to reflect future events or developments.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

ETABLISSEMENTS DELHAIZE FRÈRES ET CIE “LE LION” (GROUPE DELHAIZE)

Date:	March 20, 2009	By:	/s/ G. Linn Evans
G. Linn Evans
Vice President